Coopers & Lybrand
26 South State Street
Suite 1700
Salt Lake City, Ut 84111


March 26, 1996

Securities and Exchange Commission
450 5th Street, N.W.

RE:  TELS Corporation

Gentlemen:

We are the independent certified public accountants for TELS Corporation, and have been engaged to report on the financial statements as of December 31, 1995, and for the year then ended. We have endeavored, with the full cooperation of the Company, to obtain the neccessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the timing of the Company formalizing a plan to discontinue a segment of its operations, and the need to determine appropriate accounting and reporting treatment for that discontinued segment, we will not have sufficient time to complete our audit and review of the Form 10-K by March 30,1996, which is the required filing date for the Company's annual report and Form 10-K.

Very truly yours,



Cooper & Lybrand L.L.P.